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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

EMAGEON INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29076V 10 9

(CUSIP Number)

John R. Wynn, Esq.
Lanier Ford Shaver & Payne PC
200 West Side Square, Suite 5000
Huntsville, Alabama 35801
(256) 535-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076V 10 9			Page 2 of 14

1.	Name of Reporting Person: SOUTHEASTERN TECHNOLOGY FUND, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1202132

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 109,388

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 109,388

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 3 of 14

1.	Name of Reporting Person: STF Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240735

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 522,070

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 522,070

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 4 of 14

1.	Name of Reporting Person: STF Partners QP II, L.P		I.R.S. Identification Nos. of above persons (entities only): 63-1240740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 257,546

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 257,546

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 5 of 14

1.	Name of Reporting Person: STF INSTITUTIONAL PARTNERS II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,407,672

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 1,407,672

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9			Page 6 of 14

1.	Name of Reporting Person: SOUTHEASTERN MANAGEMENT CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1201656

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): IA,OO (Limited Liability Company)

CUSIP No. 29076V 10 9			Page 7 of 14

1.	Name of Reporting Person: CHRIS H. HORGEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 37,511

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 37,511

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29076V 10 9			Page 8 of 14

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1202134

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 364

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 364

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): IA,OO (Limited Liability Company)

* See Item 6.

CUSIP No. 29076V 10 9			Page 9 of 14

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. II L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1240741

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,218

		8.	Shared Voting Power: 2,341,769

		9.	Sole Dispositive Power: 7,218

		10.	Shared Dispositive Power: 2,341,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,341,769

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.65%

14.	Type of Reporting Person (See Instructions): IA,OO (Limited Liability Company)

* See Item 6.

CUSIP NO. 29076V 10 9       SCHEDULE 13D       Page 10 of 14
This Amendement No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed on February 9, 2005 (the “Initial Filing”) as previously amended by the Schedule 13D/A filed on June 3, 2005 (the “Amendment No. 1”; all references to the Initial Filing in this Amendment No. 2 are to the Initial Filing as amended by the Amendment No. 1), and is being filed on behalf of the Reporting Persons. The relationships between the Reporting Persons, as well as the other entities who are joining in this Amendment No. 2, are described in detail in the Initial Filing. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Initial Filing.
This Amendment No. 2 relates to the voting common stock, par value $0.001 per share, (the “Common Stock”) of Emageon Inc., a Delaware corporation (the “Company”). This Amendment No. 2 is being filed to report the distribution of Common Stock which will result in a decrease of more than 1% of the beneficial ownership of the Company by the Reporting Persons. SETF, STFP, STFQP, and STFIP are principally engaged in the business of operating private equity funds (the “Funds”). The Funds and Horgen directly own the Common Stock to which this Amendment No. 2 relates, and the other Reporting Persons may be deemed to have beneficial ownership over the Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the Common Stock held by the Funds. SCC and SCCII were added to this Amendment No. 2 as Reporting Persons since they received shares of Common Stock from the Funds of which they are general partners in the below described distribution.
Item 6. Contracts, Arrangments, Understanding or Relationship with Respect to Securities of the Issuer.
Item 6 of the Initial Filing is hereby amended to add the following five paragraphs to the end of Item 6:
Pursuant to a plan of distribution adopted on May 25, 2005, by the Funds, the following distributions of Common Stock were made on August 15, 2005:
SETF owned 145,814 shares of Common Stock. There are seventy-four (74) limited partners in SETF. On August 15, 2005, SETF distributed 36,426 shares to the seventy-four (74) limited partners and its general partner, SCC. STFP owned 696,073 shares of Common Stock. There are sixty-seven (67) limited partners in STFP. On August 15, 2005, STFP distributed 174,003 shares to the sixty-seven (67) limited partners and its general partner, SCCII. STFQP owned 343,380 shares of Common Stock. There are twenty-nine (29) limited partners in STFQP. On August 15, 2005, STFQP distributed 85,834 shares to the twenty-nine (29) limited partners and its general partner, SCCII. STFIP owned 1,876,877 shares of Common Stock. There are fifty-five (55) limited partners in STFIP. On August 15, 2005, STFIP distributed 469,205 shares to the fifty-five (55) limited partners and its general partner, SCCII. Mr. Horgen’s direct ownership of Common Stock increased from 17,011 shares to 37,511 shares as a result of the partial distribution. On August 15, 2005, SCC received 364 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of SETF. On August 15, 2005, SCCII received 7,218 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of STFIP, STFP, and STFQP.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Joint Filing Undertaking

CUSIP NO. 29076V 10 9       SCHEDULE 13D       Page 11 of 14
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 24, 2005

Southeastern Technology Fund, L.P.
By:	Southeastern Capital Company, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Partners II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Partners QP II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9       SCHEDULE 13D       Page 12 of 14

Southeastern Management Company, L.L.C.

By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

/s/ Chris H. Horgen
Chris H. Horgen

CUSIP NO. 29076V 10 9       SCHEDULE 13D       Page 13 of 14
Exhibit A
Joint Filing Undertaking
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of such party.
Dated: August 24, 2005

Southeastern Technology Fund, L.P.
By:	Southeastern Capital Company, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Partners II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Partners QP II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.
By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9       SCHEDULE 13D       Page 14 of 14
Exhibit A
(Cont’d)

Southeastern Management Company, L.L.C.
By:	/s/ Chris H. Horgen
Chris H. Horgen,
Manager

/s/ Chris H. Horgen
Chris H. Horgen

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